United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on March 31, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				#########	5.15%	5.15%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	-	Cancellation of Shares as approved in Minutes of the Board of Directors´s Meeting	03/06/23	#########	-	-
Shares	VALE3	-	Executive Compensation Program - Matching	03/08/23	1,459,362	85.33000	-
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/09/23	350,000	85.46822	29,913,878.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/10/23	389,352	85.16706	33,159,966.76
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/15/23	1,036,500	81.34076	84,309,696.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/22/23	500,000	82.16042	41,080,210.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/23/23	500,000	80.85931	40,429,657.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/24/23	550,000	78.59224	43,225,731.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/27/23	550,000	78.78688	43,332,786.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/28/23	500,000	79.45191	39,725,957.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/29/23	600,000	80.38415	48,230,490.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				9,869,111	0.22%	0.22%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on March 31, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.02%	0.02%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on March 31, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				82,973,606	1.74%	1.74%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	03/09/23	350,000	16.64390	29,915,000.38
ADS	VALE	Santander Investment Securities Inc.	Buy	03/10/23	370,000	16.36836	31,384,921.60
ADS	VALE	Santander Investment Securities Inc.	Buy	03/15/23	1,436,643	15.25802	116,136,111.13
ADS	VALE	Santander Investment Securities Inc.	Buy	03/22/23	500,000	15.61748	41,111,450.72
ADS	VALE	Santander Investment Securities Inc.	Buy	03/23/23	500,000	15.31068	40,291,598.22
ADS	VALE	Santander Investment Securities Inc.	Buy	03/24/23	407,117	14.85344	32,001,788.95
ADS	VALE	Santander Investment Securities Inc.	Buy	03/27/23	450,000	15.02894	35,374,667.87
ADS	VALE	Santander Investment Securities Inc.	Buy	03/28/23	500,000	15.35556	39,719,469.03
ADS	VALE	Santander Investment Securities Inc.	Buy	03/29/23	500,000	15.58616	40,128,912.79
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				87,987,366	1.94%	1.94%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 10, 2023		Head of Investor Relations